Bolt Technology Corporation

4 Duke Place

Norwalk, Connecticut 06854

March 18, 2014

By EDGAR

Kimberly Calder
Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bolt Technology Corporation
Form 10-K for Year End June 30, 2013
Filed on September 13, 2013
File No. 001-12075

Dear Ms. Calder:

Reference is made to the letter of the Commission to Joseph Espeso, Chief Financial Officer of Bolt Technology Corporation, dated March 6, 2014. This confirms the telephone conversation I had today with Wei Lu, Staff Accountant, in which Wei Lu confirmed it would be acceptable for Bolt Technology Corporation to file its response to the Commission’s letter by April 3, 2014.

Should you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Joseph Espeso

Joseph Espeso